

October 19, 2011

<u>Via Facsimile</u>
Stephen D. Replin
Chief Financial Officer
Regatta Capital Partners, Inc.
222 Milwaukee Street, Suite 304
Denver, CO 80206

>   **Re: Regatta Capital Partners, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2010**
>   **Filed September 13, 2011**
>   **Form 10-Q/A for Fiscal Quarter Ended June 30, 2011**
>   **File September 13, 2011**
>   **Response Letter Submitted on September 13, 2011**
>   **File No. 000-27609**

Dear Mr. Replin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010, filed September 13, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your auditor has reissued its audit opinion. Please explain to us why the audit report is now dated March 21, 2011 instead of a later date.

Notes to Financial Statements

2. Revise to provide an explanatory footnote explaining why the financial statements were amended. Tell us also why you believe you are not required to file an Item 4.02 Form 8-K.

Item 9A. Controls and Procedures, page 5

Report of Management on Internal Control over Financial Reporting, page 5

3. We note your response to comment three from our letter dated August 18, 2011 and we reissue comment in part. We continue to note your disclosure in the second paragraph of Management's Annual Report regarding the evaluation of the effectiveness of your internal controls over financial reporting including the statement that your "Chief Executive Officer and Chief Financial Officer concluded and reported that the design and operation of [y]our internal controls and procedures were not effective as of December 31, 2010 due to material weaknesses in the system of internal control." Please revise this section to clarify the conclusions of your management as to whether or not your internal controls over financial reporting are effective or not effective as of December 31, 2010. Refer to Item 308(a)(3) of Regulation S-K for guidance.

4. Please identify the framework used to evaluate the effectiveness of your internal control over financial reporting in your Item 9A disclosures. Refer to Item 308(a)(2) of Regulation S-K for guidance.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2011, filed September 13, 2011

Cover Page

5. Please revise the cover page to indicate the correct quarterly period ended for your Form 10-Q report.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Dennis Brovarone, Esq.
        Via facsimile